FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) in 2013, made by the Registrant on January 13, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA
INCREASES BY 4.98% IN 2013

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation in 2013.

According to the Company’s preliminary statistics, as of 31 December 2013, the Company’s total power generation by the power plants within China on consolidated basis amounted to 317.481 billion kWh, representing an increase of 4.98% over the same period last year. Total electricity sold by the Company amounted to 300.003 billion kWh, representing an increase of 5.10% over the same period last year. The increase in power generation of the Company was mainly attributable to the following reasons:

1.	The stable growth of the nationwide and society-wide electricity consumption provided the Company favourable opportunities to increase power generation;

2.	During the peak season in summer, most regions in China was under continuing high temperature, thus causing the increase of power consumption;

3.
The Company has enhanced its sales effort to implement the generation plan proactively and to seize the opportunities for power generation, thus achieving an increase in power generation on the same basis.

The power generation and electricity sold by each of the Company’s domestic power plants in 2013 are listed below (in billion kWh):

Domestic Power Plant	Power generation in 2013	Power generation in 2012	Change	Electricity sold in 2013	Electricity sold in 2012	Change

Liaoning Province
Dalian	6.132	5.980	2.54%	5.816	5.691	2.20%
Dandong	3.115	3.202	-2.72%	2.965	3.046	-2.66%
Yingkou	7.321	7.867	-6.94%	6.853	7.355	-6.83%
Yingkou Co-generation	3.329	3.337	-0.24%	3.117	3.127	-0.32%
Wanfangdian Wind Power	0.111	0.102	8.82%	0.109	0.100	9.00%
Suzi River Hydropower	0.027	0.013	107.69%	0.026	0.012	116.67%
Changtu Wind Power	0.093	0.006	1450%	0.092	0.006	1433.33%

Inner Mongolia
Huade Wind Power	0.226	0.203	11.33%	0.225	0.201	11.94%

Hebei Province
Shang’an	13.633	14.265	-4.43%	12.817	13.346	-3.96%
Kangbao Wind Power	0.080	0.062	29.03%	0.075	0.059	27.12%

Gansu Province
Pingliang	10.144	9.214	10.09%	9.682	8.740	10.78%
Jiuquan Wind Power	0.887	0.756	17.33%	0.877	0.751	16.78%

Beijing
Beijing Co-generation (Coal-fired)	4.686	4.636	1.08%	4.135	4.085	1.22%
Bejiing Co-generation (Combined Cycle)	3.980	3.955	0.63%	3.888	3.863	0.65%

Tianjin
Yangliuqing	6.851	6.609	3.66%	6.385	6.141	3.97%

Domestic Power Plant	Power generation in 2013	Power generation in 2012	Change	Electricity sold in 2013	Electricity sold in 2012	Change
Shanxi Province
Yushe	2.951	3.405	-13.33%	2.729	3.151	-13.39%
Zuoquan	6.682	6.358	5.10%	6.273	5.934	5.71%

Shandong Province
Dezhou	15.405	15.400	0.03%	14.455	14.462	-0.05%
Jining	5.050	5.097	-0.92%	4.691	4.734	-0.91%
Xindian	3.254	3.256	-0.06%	3.040	3.043	-0.10%
Weihai	11.361	11.608	-2.13%	10.827	11.053	-2.04%
Rizhao Phase II	7.775	7.484	3.89%	7.371	7.080	4.11%
Zhanhua Co-generation	1.761	1.724	2.15%	1.625	1.587	2.39%

Henan Province
Qinbei	21.927	17.764	23.44%	20.715	16.751	23.66%

Jiangsu Province
Nantong	7.951	8.406	-5.41%	7.566	8.019	-5.65%
Nanjing	3.678	3.827	-3.89%	3.482	3.617	-3.73%
Taicang	11.445	11.672	-1.94%	10.884	11.104	-1.98%
Huaiyin	7.244	7.152	1.29%	6.808	6.732	1.13%
Jinling (Combined-cycle)	2.400	3.788	-36.64%	2.346	3.703	-36.65%
Jinling (Coal-fired)	12.811	11.538	11.03%	12.218	10.993	11.14%
Jinling Combined-cycle Co-generation	1.115	—	—	1.051	—	—
Qidong Wind Power	0.350	0.357	-1.96%	0.343	0.350	-2.00%
Rudong Wind Power	0.012	—	—	0.011	—	—

Shanghai
Shidongkou First	7.875	7.710	2.14%	7.408	7.276	1.81%
Shidongkou Second	6.708	6.472	3.65%	6.430	6.213	3.49%
Shanghai combined-cycle	1.974	1.633	20.88%	1.928	1.593	21.03%
Shidongkou Power	7.603	7.739	-1.76%	7.243	7.359	-1.58%

Domestic Power Plant	Power generation in 2013	Power generation in 2012	Change	Electricity sold in 2013	Electricity sold in 2012	Change
Chongqing
Luohuang	14.278	12.191	17.12%	13.205	11.272	17.15%

Zhejiang Province
Yuhuan	24.819	24.116	2.92%	23.627	22.939	3.00%

Hubei Province
Enshi Maweigou Hydropower	0.045	0.050	-10.00%	0.043	0.049	-12.24%

Hunan Province
Yueyang	9.958	8.204	21.38%	9.351	7.682	21.73%
Xianqi Hydropower	0.267	0.183	45.90%	0.262	0.180	45.56%

Jiangxi Province
Jinggangshan	9.702	8.842	9.73%	9.266	8.424	10.00%

Fujian Province
Fuzhou	14.666	13.800	6.28%	13.956	13.104	6.50%

Guangdong Province
Shantou Coal-fired	5.614	6.420	-12.55%	5.317	6.082	-12.58%
Haimen	18.105	12.529	44.50%	17.329	11.960	44.89%

Yunnan Province
Diandong Energy	7.527	8.509	-11.54%	6.952	7.857	-11.52%
Yuwang Energy	4.553	4.992	-8.79%	4.189	4.629	-9.51%

Total	317.481	302.433	4.98%	300.003	285.455	5.10%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 20.6% in Singapore in 2013, representing a decrease of 4.6 percentage points compared to the same period last year.

In addition, Phase I (48MW) of Jiangsu Huaneng Rudong Wind power Limited Company (which is 51% owned by the Company) has been put into commercial operation. At the same time, the installed generation capacity of certain power plants in which the Company has invested has changed. As of 31 December 2013, the Company’s total controlled generation capacity was 66,795 MW, and an equity-based generation capacity of 59,625 MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
14 January 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.
By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     January 13, 2014